Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 28th Floor

New York, New York 10019

July 19, 2016

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on June 27, 2016, regarding Post-Effective Amendment No. 162 to the Registration Statement on Form N-1A for the Direxion Daily European Financials Bear 1X Shares, Direxion Daily Gold Miners Index Bear 1X Shares, Direxion Daily European Financials Bull 2X Shares and the Direxion Daily European Financials Bear 2X Shares (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on May 5, 2016. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus (All Funds)

1.

Please consider revising footnote two to each Fund’s “Annual Fund Operating Expenses” table, to identify more broadly the expenses that are excluded from the Operating Expense Limitation Agreement, and considering including detailed disclosure under Item 10.

The Trust believes that its current disclosure is appropriately clear, and no changes are required at this time. The Trust acknowledges the Staff’s comment, however, and will consider what improvements, if any, can be made to this section of disclosure as part of the Trust’s required annual registration statement update due in February 2017.

2.

Please consider arranging each Fund’s Principal Investment Risks so that they are listed in order of importance to the Fund and arranging the risks under the sub-heading “Special Risks of Exchange-Traded Funds” similarly. In particular, given the leveraged and inverse nature of the Funds’ strategies, please consider moving “Effects of Compounding and Market Volatility Risk” to the beginning of Principal Investment Risks. If it is determined to continue to disclose Principal Investment Risks in alphabetical order, please similarly arrange the risks under the sub-heading “Special Risks of Exchange-Traded Funds”.

Securities and Exchange Commission

July 19, 2016

The Trust acknowledges the Staff’s comment and will consider what improvements, if any, can be made to the Principal Investment Risk section as part of the Trust’s required annual registration statement update due in February 2017.

The Trust also responds by arranging the risks under the sub-heading the “Special Risks of Exchange-Traded Funds” alphabetically.

Prospectus (Direxion Daily European Financials Bear 1X Shares, Direxion Daily European Financials Bull 2X Shares, Direxion Daily European Financials Bear 2X Shares (the “European Funds”)

3.

Please consider whether “Small Cap Companies Risk” is a principal investment risk of the European Funds, considering that the companies comprising the Funds’ underlying index have market capitalizations as low as $1.6 billion. If so, please add related disclosure to the “Principal Investment Risks” section for each Fund. If not, please explain supplementally why Small Cap Companies Risk” is not a principal investment risk of the Funds.

The Trust responds by replacing “Mid-Capitalization Company Risk” with “Small- and/or Mid-Capitalization Company Risk” in the “Principal Investment Risks” section for each Fund.

Prospectus (Direxion Daily Gold Miners Index Bear 1X Shares)

4.

Please explain why the name of the Fund is appropriate given that the NYSE Arca Gold Miners Index is described in the prospectus as being comprised of companies involved in the mining of both gold and silver. (Emphasis added). If the Index is appropriate, please consider revising the description of the Index in the prospectus to clarify the nature of the companies that comprise the Index.

The Trust responds by noting that the name of the Fund corresponds to the name of its underlying index, the NYSE Arca Gold Miners Index, and in this regard complies with the naming requirements set forth in Rule 35d-1. See Investment Company Act Release No. 24828, 66 FR 8509 (Feb.1, 2001), at 8511 n.16 (and surrounding text). Second, the Index methodology limits the inclusion of “silver-tilted” companies to no more than 20% of the Index weight. In this regard, the Index defines “silver-tilted” companies as those that either (i) derive greater than 50% of revenue from silver mining, or (ii) derive more revenue from silver mining than gold mining while also deriving greater than 50% of revenue from combined silver and gold mining. For both of these reasons, the Trust believes its name satisfies the requirements of Section 35(d) of the Act.

Furthermore, the Trust responds by revising the description of the NYSE Arca Gold Miners Index in the interest of clarity.

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Securities and Exchange Commission

July 19, 2016

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9100.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Stacy Fuller, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC